Contact

www.linkedin.com/in/kmrwilson
(LinkedIn)

Top Skills

Mergers
Strategic Planning
Business Planning

Keith Wilson

Seasoned Executive leading transformational situations in growth, performance optimization, cost rationalization, and process enhancement. Strategic Leader driving performance for market success and shareholder return.
Rochester, New York Metropolitan Area

Summary

Experienced Senior Executive with a demonstrated history of working in the venture capital and private equity industry both as an Investor and Operating Management. Skilled in Investor Relations, Business Planning, Operational Planning, Management, and Compliance Testing. Strong business development professional with a M.A. focused in SouthEast Asian Studies - International Business from University of Michigan.

Experience

Cranberry Capital
Managing Partner, CEO
December 2011 - Present (12 years 9 months)
Pittsford, NY

Cranberry Capital is an early stage Seed and Series A Investor seeking groundbreaking technologies that have the potential to change the world.   We find the most disruptive new technologies and work closely with the Research Teams to build commercially successful companies.

Gradiant Corporation
Vice Chair Board Of Directors
April 2013 - Present (11 years 5 months)
Greater Boston Area

Patented and groundbreaking water purification technology solving the most difficult global water challenges.

Health Care Originals, Inc.
Board of Directors Member
March 2015 - Present (9 years 6 months)

Groundbreaking Asthma Management System leveraging wearable and mobile technologies for better predictive analytic data and management.

StackPath

Chief Financial Officer

May 2021 - June 2024 (3 years 2 months)

Dallas, Texas, United States

Sweetwater Energy

11 years 2 months

Board of Directors

March 2012 - April 2023 (11 years 2 months)

EVP & CFO

March 2012 - January 2019 (6 years 11 months)

Rochester, New York Area

Flexible Biomass Conversion Technology extracting clean Lignin and highly fermentable sugar streams. Technology is feedstock flexible and leverages "waste" crops including stover, wood-waste, switchgrass and sorghum to name a few.

JMA Wireless

Strategic Advisor

May 2020 - March 2021 (11 months)

Liverpool, New York, United States

JMA designs and builds next-generation communication systems, delivering the industry's most powerful technologies enabling 4G LTE, 5G, CBRS and LAA on networks worldwide. JMA XRAN™ leads the industry with the only 100 percent software-based RAN platform, combined with TEKO™, NWAV, and RF distribution technologies. JMA's millimeter wave IOTA platform provides a best in class radio footprint for indoor 5G deployments. CUSP provides Private Network and Edge-based solutions covering connectivity, content and neutral host cloud applications. JMA is primarily U.S.-based for manufacturing and R&D with a presence in more than 20 locations worldwide.

Ubiquitous Energy, Inc.

CEO & Board of Directors

January 2019 - November 2019 (11 months)

Menlo Park, CA

Ubiquitous Energy is a Silicon Valley technology company leading the development of transparent photovoltaics with its award-winning ClearView Power™ technology—the world's first truly transparent solar technology. Ubiquitous Energy is implementing its ClearView Power technology into a wide range of products as an invisible, onboard source of electricity.

Iron Smoke Whiskey
Board of Advisors
September 2013 - January 2019 (5 years 5 months)
Fairport, NY

Handcrafted New York State Whiskey using all local ingredients and aged to perfection.   At your favorite Bar and liquor store throughout the East Coast.

Genesee Valley Trust Company
Member Board of Directors
November 2015 - March 2018 (2 years 5 months)
Rochester, New York Area

Investment Management and Trust Company with over $600 Million in AUM. GVT continues its original goals of being an independent firm offering unbiased advice, free from the limitations of traditional brokerage practices. Our non-commissioned investment experts don’t sell products. They create solutions and forge relationships by partnering with clients to develop sound investment plans to accumulate, preserve, and distribute wealth across generations.

FastCAP Systems Corporation
Board of Directors Member
September 2015 - February 2017 (1 year 6 months)

We are an innovation-driven company with a straightforward vision – to make a big impact in energy. FastCAP delivers out-of-the-box, technology-based solutions to the toughest energy problems. From record-breaking energy storage devices for hybrid and electric vehicles, to game-changing solutions for energy exploration, every FastCAP team member is compelled to positively impact the way we produce, use and store energy.

PAETEC Corp.
Board of Directors
January 2006 - December 2011 (6 years)

PAETEC COMMUNICATIONS
EVP & CFO
January 2001 - December 2011 (11 years)

Various
Telecommunications Finance - Merchant Banking
1992 - 2001 (9 years)
Various

Positions with:

Union Bank of California - VP

NationsBank - VP

First Dominion Capital - VP

First National Bank of Boston - AVP

Fleet Bank - Loan Officer

NationsBank
Vice President

January 1996 - April 1998 (2 years 4 months)

Dallas, Texas, United States

Communications&Media Finance in Industry leading Financial Solutions Group

Education

University of Michigan
M.A., SouthEast Asian Studies - International Business · (1990 - 1992)

Dickinson College
B.A, Political Science, History · (September 1985 - May 1989)

Centereach High
· (1981 - 1985)